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                   Amendment To Articles of Incorporation
                         As Amended August 7, 1997

Article III of the Articles of Incorporation is hereby amended to read as follows:

Part I. AUTHORIZED CAPTIAL STOCK

The total authorized capital stock is:
1.  COMMON STOCK: 9,840,000 shares;
2.  PREFERRED STOCK: 160,000 shares.

     The statement of the designations and the voting and other powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the Common Stock and of the Preferred Stock is as follows:

Part 2. ISSUE OF PREFERRED STOCK IN SERIES

     The shares of Preferred Stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the Board of Directors. The Board of Directors is authorized to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of Preferred Stock, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

     (a)  The rate of dividend, if any;

     (b) The price at, and the terms and conditions upon which, shares may be redeemed;

     (c) The rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of the Corporation;

     (d) Sinking fund or redemption or repurchase provisions, if any, to be provided for shares of the series;

     (e) The terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion; and

     (f) The voting rights in the event of default in the payment of dividends or under such other circumstances and upon such conditions as the Board of Directors may determine.